SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 28, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of June 30, 2009,
together with the limited review report
on interim-period financial statements

CONTENTS

• Limited review report on interim-period financial statements
• Cover
• Balance sheets
• Statements of income
• Statements of changes in shareholders’ equity
• Statements of cash flows
• Notes to the financial statements
• Exhibits A through L, N and O
• Consolidated balance sheets
• Consolidated statements of income
• Consolidated statements of cash flows
• Consolidated statements of debtors by situation
• Notes to the consolidated financial statements with subsidiaries
• Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2009, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2008, which were presented for comparative purposes, we report that:

a)
On February 19, 2009, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2008.

b)
On August 7, 2008, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2008, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina.

The financial statements presented as comparative information are included after giving retroactive effect to the reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of June 30, 2009, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 12,267,600, none of which was due as of that date.

City of Buenos Aires,
   August 6, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
JUNE 30, 2009

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008
ASSETS

A. CASH
Cash on hand	626,502	741,774
Due from banks and correspondents
Central Bank of Argentina	1,605,740	1,676,844
Local Other	10,600	8,985
Foreign	200,420	232,799
Other	237	216
	2,443,499	2,660,618

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	491,116	130,694
Holdings for trading or financial intermediation	600,597	219,135
Unlisted government securities	52,123	25,932
Instruments issued by the Central Bank of Argentina	4,138,834	3,223,995
less: Allowances (Exhibit J)	(16)	(27)
	5,282,654	3,599,729

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	202,499	568,459
To the financial sector
Interfinancing (granted call)	5,000	77,391
Other financing to Argentine Financial Institutions	21,174	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	132	576
To the non-financial private sector and foreign residents
Overdrafts	985,096	1,255,299
Documents	891,433	878,379
Mortgage loans	578,143	593,451
Pledged loans	202,176	231,763
Personal loans	2,767,733	2,805,422
Credit cards	572,810	593,524
Other (Note 6.1.)	2,028,468	1,707,892
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	140,786	148,245
less: Unearned discount	(28,013)	(24,335)
less: Allowances (Exhibit J)	(322,093)	(332,730)
	8,045,344	8,541,172

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	634,724	293,097
Amounts receivable from spot and forward sales pending settlement	747,153	954,226
Securities and foreign currency receivable from spot and forward purchases pending settlement	115,742	30,799
Unlisted corporate bonds (Exhibits B, C and D)	76,755	13,621
Receivables from forward transactions without delivery of underlying asset	13	105
Other receivables not covered by debtors classification standards (Note 6.2.)	375,649	378,017
Other receivables covered by debtors classification standards (Exhibits B, C and D)	54,160	48,541
less: Allowances (Exhibit J)	(54,102)	(52,836)
	1,950,094	1,665,570

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	235,358	286,421
less: Allowances (Exhibit J)	(3,332)	(4,392)
	232,026	282,029

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,740,642	1,622,256
Other	40,466	36,540
less: Allowances (Exhibit J)	(422)	(247)
	1,780,686	1,658,549

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	53,466	35,044
Other (Note 6.3.)	198,480	154,539
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	4,699	2,196
less: Allowances (Exhibit J)	(11,265)	(11,575)
	245,380	180,204

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	328,261	337,507

I. OTHER ASSETS (Exhibit F)	119,227	122,102

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	59,261	63,477
Organization and development costs	111,172	103,028
	170,433	166,505

K. ITEMS PENDING ALLOCATION	1,511	2,512

TOTAL ASSETS	20,599,115	19,216,497

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	3,367,443	3,434,813
From the financial sector	8,295	18,780
From the non-financial private sector and foreign residents
Checking accounts	1,964,400	1,811,996
Savings accounts	2,303,168	2,249,962
Time deposits	5,542,628	4,698,444
Investment accounts	109,444	155,762
Other (Note 6.4.)	347,562	257,706
Accrued interest, adjustments, foreign exchange and quoted price differences payables	56,825	46,008
	13,699,765	12,673,471

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	2,300	160,758
Banks and International Institutions (Exhibit I)	199,907	213,095
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	633,618	708,354
Amounts payable for spot and forward purchases pending settlement	115,281	30,463
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,233,864	1,108,066
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	157
Other financing received from Argentine Financial Institutions	19,549	24,139
Forward transactions amounts pending settlement without delivery of underlying asset	506	5,949
Other (Note 6.5. and Exhibit I)	603,764	515,761
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	50,781	49,679
	2,859,727	2,816,264

N. OTHER LIABILITIES
Dividends payable	149,870
Other (Note 6.6.)	318,759	325,545
	468,629	325,545

O. PROVISIONS (Exhibit J)	77,537	61,266

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	572,516	521,681

Q. ITEMS PENDING ALLOCATION	1,724	1,673

TOTAL LIABILITIES	17,679,898	16,399,900

SHAREHOLDERS' EQUITY (As per related statement)	2,919,217	2,816,597

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,599,115	19,216,497

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,840,910	10,112,946

Contingent	3,226,073	2,694,310
Guarantees received	2,710,515	2,476,416
Other not covered by debtors classification standards	364	346
Contingent debit-balance contra accounts	515,194	217,548
Control	4,351,706	4,157,114
Receivables classified as irrecoverable	677,421	637,686
Other (Note 6.7.)	3,502,702	3,333,968
Control debit-balance contra accounts	171,583	185,460
Derivatives	3,263,131	3,261,522
Notional value of put options taken (Note 11.e))		24,349
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,953,700	1,853,588
Interest rate swap (Note 11.c))	75,600	31,970
Derivatives debit-balance contra accounts	1,233,831	1,351,615

CREDIT-BALANCE ACCOUNTS	10,840,910	10,112,946

Contingent	3,226,073	2,694,310
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	110,391	84,135
Other guarantees provided not covered by debtors classification standards	48,861	49,876
Other covered by debtors classification standards (Exhibits B, C and D)	355,942	83,537
Contingent credit-balance contra accounts	2,710,879	2,476,762
Control	4,351,706	4,157,114
Checks to be credited	171,583	185,460
Control credit-balance contra accounts	4,180,123	3,971,654
Derivatives	3,263,131	3,261,522
Notional value of call options sold (Note 11.d))	20,887
Notional value of put options sold (Note 11.b))	94,582	99,797
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,118,362	1,251,818
Derivatives credit-balance contra account	2,029,300	1,909,907

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008

A. FINANCIAL INCOME
Interest on cash and due from banks	37	2,143
Interest on loans to the financial sector	5,585	6,524
Interest on overdrafts	146,962	113,354
Interest on documents	69,756	40,452
Interest on mortgage loans	41,831	35,461
Interest on pledged loans	19,716	20,114
Interest on credit card loans	65,206	33,562
Interest on other loans	449,427	352,432
Interest on other receivables from financial intermediation	55	8,328
Income from government and private securities, net (Note 6.8.)	371,860	176,193
Income from guaranteed loans - Presidential Decree No. 1,387/01	2,307	13,323
CER (Benchmark Stabilization Coefficient) adjustment	4,397	32,671
CVS (Salary Variation Coefficient) adjustment	364	414
Difference in quoted prices of gold and foreign currency	50,283	46,825
Other (Note 6.9.)	141,893	71,391
	1,369,679	953,187

B. FINANCIAL EXPENSE
Interest on checking accounts	7,404	5,753
Interest on savings accounts	6,823	5,344
Interest on time deposits	526,996	297,371
Interest on interfinancing received loans (received call)	425	1,773
Interest on other financing from Financial Institutions	3	16
Interest on other liabilities from financial intermediation	42,096	45,755
Interest on subordinated bonds	26,714	23,313
Other interest	1,280	2,913
CER adjustment	1,832	12,956
Contribution to Deposit Guarantee Fund	11,660	9,683
Other (Note 6.10.)	54,947	47,225
	680,180	452,102

GROSS INTERMEDIATION MARGIN - GAIN	689,499	501,085

C. PROVISION FOR LOAN LOSSES	37,394	51,106

D. SERVICE-CHARGE INCOME
Related to lending transactions	19,183	22,561
Related to deposits	238,655	199,762
Other commissions	13,856	10,464
Other (Note 6.11.)	92,532	70,127
	364,226	302,914

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008

E. SERVICE-CHARGE EXPENSE
Commissions	22,247	19,393
Other (Note 6.12.)	63,416	48,460
	85,663	67,853

F. ADMINISTRATIVE EXPENSES
Personnel expenses	322,202	270,272
Directors' and statutory auditors' fees	24,086	13,463
Other professional fees	23,871	16,295
Advertising and publicity	15,668	23,113
Taxes	29,610	25,946
Depreciation of bank premises and equipment	22,205	19,921
Amortization of organization costs	12,500	10,226
Other operating expenses (Note 6.13.)	68,583	56,107
Other	8,015	6,743
	526,740	442,086

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	403,928	242,954

G. OTHER INCOME
Income from long-term investments	126,453	137,322
Punitive interest	10,606	4,749
Recovered loans and allowances reversed	14,021	27,808
CER adjustments	5	7
Other (Note 6.14.)	21,872	28,796
	172,957	198,682

H. OTHER EXPENSE
Punitive interest and charges payable to the Central Bank of Argentina	4	13
Charges for other receivables uncollectibility and other allowances	23,029	13,429
Amortization of differences from deposits dollarization	7,340	9,295
Depreciation and loss of other assets	3,725	629
Goodwill amortization	4,216	4,223
Other (Note 6.15.)	14,126	18,247
	52,440	45,836

NET INCOME BEFORE INCOME TAX - GAIN	524,445	395,800

I. INCOME TAX (Note 4.)	205,250	83,204

NET INCOME FOR THE PERIOD - GAIN	319,195	312,596

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009								06/30/2008

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Corporate Bonds	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	683,979	394,584	4,511	481,743		211	1,251,569	2,816,597	2,707,706

Own shares reacquired							(56,665)	(56,665)	(82,863)

Capital stock decrease approved by the Shareholders’ meeting of April 21, 2009 (1)	(60,000)						60,000

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on May 12, 2009 and April 29, 2008, respectively:
- Legal reserve				132,010			(132,010)
- Cash dividends (2)							(149,870)	(149,870)	(170,995)
- Special reserve (3)					50,510		(50,510)
- Tax on shareholders´s personal assets							(10,040)	(10,040)

Reversal of special reserve from Corporate Bonds (3)					(28,509)		28,509

Net income for the fiscal period - Gain							319,195	319,195	312,596

Balances at the end of the period	623,979	394,584	4,511	613,753	22,001	211	1,260,178	2,919,217	2,766,444

(1) See Notes 3.3.q.2) and 9
(2) See Note 20.a)
(3) See Note 10.b.1)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	2,660,618	2,309,341
Cash at end of the period	2,443,499	2,536,171
Net (decrease)/increase in cash	(217,119)	226,830

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(1,146,359)	128,738
Loans
To the financial sector	95,082	71,045
To the non-financial government sector	(30,435)	40,766
To the non-financial private sector and foreign residents	825,203	(542,733)
Other receivables from financial intermediation	(57,309)	(17,813)
Assets subject to financial leases	75,896	23,202
Deposits
From the financial sector	(10,485)	(2,638)
From the non-financial government sector	(284,163)	574,991
From the non-financial private sector and foreign residents	774,535	274,034
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(268)	33,075
Others (except liabilities included under financing activities)	173,366	192,343
Collections related to service-charge income	361,822	302,153
Payments related to service-charge expenses	(86,346)	(68,529)
Administrative expenses paid	(492,053)	(394,410)
Payment of organization and development costs	(16,915)	(12,978)
Net collections related to punitive interest	10,602	4,736
Differences from payments related to court orders	(11,069)	(6,798)
Collections of dividends from other companies		4,553
Other collections related to other income and losses	2,572	736
Net collections / (payment) from other operating activities	44,422	(35,413)
Payment of income tax	(209,456)	(35,304)
Net cash flows generated in operating activities	18,642	533,756

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008
Investing activities
Net payments for bank premises and equipment	(4,029)	(3,383)
Net payments for other assets	2,219	9,601
Other (payments) / collections for other investing activities	(126)	110
Net cash flows (used in) / generated by investing activities	(1,936)	6,328

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(69,648)	(67,336)
Central Bank of Argentina
Other	(38,338)	(1,652)
Banks and International Institutions	(21,460)	27,345
Subordinated corporate bonds	(43,013)	(22,160)
Financing received from Argentine financial institutions	(4,738)	2,264
Payment of dividends		(170,995)
Other payments for financing activities
Own shares reacquired	(56,665)	(82,863)
Net cash flows used in financing activities	(233,862)	(315,397)

Financial income and holding gains on cash and cash equivalents	37	2,143

Net (decrease)/increase in cash	(217,119)	226,830

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopts other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and since March 24, 2006, it began listing its shares on the New York Stock Exchange (see also note 9).

Since 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 2001, and 2004, the Bank acquired the control of Banco Bansud S.A. and Nuevo Banco Suquía S.A., respectively. Such entities merged with and into Banco Macro S.A. on December 2003 and October 2007, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 and 100% of common shares of stock in Nuevo Banco Bisel S.A. (see note 2.6). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2009, and December 31, 2008, the deposits of the Misiones Provincial Government amounted to 450,552 and 389,076 (including 60,417 and 52,889 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of June 30, 2009, and December 31, 2008, the deposits of the Salta Provincial Government amounted to 376,528 and 453,723 (including 106,020 and 89,835 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of June 30, 2009, and December 31, 2008, the deposits of the Jujuy Provincial Government amounted to 441,375 and 384,868 (including 53,758 and 49,201 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011.  It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of June 30, 2009, and December 31, 2008, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 613,168 and 405,577 (including 266,722 and 218,026 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of June 30, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 4,355 and 4,153 respectively.

Also, as of June 30, 2009, and 2008, the net income recorded through the method mentioned in the previous paragraph, amounted to 3,797 and 4,049, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of June 30, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 22 and 4, respectively.

Also, as of June 30, 2009, no net income was booked under the method mentioned in the previous paragraph, while as of June 30, 2008, the net loss amounted to 86.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Bisel S.A. will merge with and into Banco Macro S.A. retroactively since January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.4). On April 24, 2009, such preliminary merger agreement was amended to include the resolution to reduce the capital stock approved by the general regular and special shareholders’ meeting of April 21, 2009 (see also note 9).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange relationship are subject to approval by the respective shareholders’ meetings of both banks.

Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The exchange relationship has been agreed in 0.337614 common shares of Banco Macro S.A. per common share of Nuevo Banco Bisel S.A. So, the minority shareholders of Nuevo Banco Bisel S.A. will be entitled to receive 0.337614 shares of Banco Macro S.A. for each share they hold in Nuevo Banco Bisel S.A.’s capital stock.

Through a notice dated June 5, 2009, Resolution No. 194 dated July 16, 2009, and Resolution No. 16,164 dated July 29, 2009, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine securities commission), respectively, authorized the abovementioned merger. As of the date of issuance of these financial statements, the merger process is pending registration with the IGJ (Argentine business associations’ regulatory agency).

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of June 30, 2009, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2009, are presented comparatively with those of the same period in the prior fiscal year.

Furthermore, by virtue of what was mentioned in note 1.1. of the consolidated financial statements, the Bank made certain reclassifications in the financial statements as of June 30, 2008, so as to compare them with the current financial statements.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of June 30, 2009, and December 31, 2008, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in investment accounts: in accordance with BCRA Communiqué “A” 4,898 dated January 22, 2009, the Bank chose to classify Argentine Government Bonds in Argentine pesos maturing in 2014 (Bonar XIV) derived from the exchange mentioned in note 19 for a face value of 246,835 as “Holdings in investment accounts”. As of period-end, those bonds were valued at acquisition cost (book value of guaranteed loans used in the exchange) increased by the accrual of the internal rate of return as from the date of inclusion in this classification. The accruals of the internal rate of return mentioned above were charged to income for the period.

ii.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. As of period- and year-end, as the case may be, those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the offset account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

iii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.2)	Unlisted:

i.
Bonar XIV: in accordance with the provisions of BCRA Communiqué “A” 4,898 dated January 22, 2009, the Bank chose to classify Argentine Government Bonds in Argentine pesos maturing in 2014 for a face value of 93,327 as “Unlisted holdings”. As of period-end, such holding was valued at the higher of the market value and the acquisition cost defined in point 1 of the abovementioned communiqué, increased by the accrual of the internal rate of return, net of the related offset account, as further described below (book value).

When the market value of this holding is lower than its book value, 50% of the accrual of the internal rate of return will be recorded -on an accumulated basis- in an offset account created to such end until the book value equals the market value, and such offset account will be reversed by allocating a charge to income as long as its amount exceeds the positive difference between the market value and the book value of that holding.

ii.
Other unlisted government securities: in accordance with the provisions of BCRA Communiqué “A” 4,898 dated January 22, 2009, holdings of government securities without volatility published and included on the list of present values published by BCRA were valued, as of period-end, at the higher of the present value published by BCRA and the book value as of January 31, 2009, or for acquisitions made after that date, at acquisition cost, net of financial services collected and the related offset account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account will be reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The present values published by BCRA arise from the curve of yields on securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

As of December 31, 2008, holdings of government securities without volatility published (Bonar XIII) were valued under the method established by BCRA Communiqué “A” 3,911, as supplemented, as further explained in note 3.3.c).

iii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of June 30, 2009, they were valued as set forth in BCRA Communiqué “A” 4,898, they were valued at the higher of the present value published by BCRA and the book value as of January 31, 2009, or for acquisitions made after such date, at acquisition cost, net of financial services collected and the related offset account (book value) as further explained in note 3.3.b.2).ii.

As of December 31, 2008, they were valued at the lower of their present value or technical value, as established by BCRA Communiqué “A” 3,911, as supplemented. If such lower value exceeded the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference was debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value was also lower than the notional value, the difference was recorded as a loss in the statement of income and the offsetting credit was recorded in the asset account.

The amounts booked in offset accounts were adjusted every month based on the values calculated according to BCRA Communiqué "A" 3,911, as supplemented.

For the purpose of determining the present value, in the case of instruments that include indexation clauses, the cash flows subject to contractual conditions were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. Since August 2007, every month the BCRA establishes the discount rate to be used, as set forth by Communiqué “A” 4,704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts: as explained in note 3.3.b.1).ii.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e.4)	Other unlisted government securities: as explained in note 3.3.b.2).ii.

e.5)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for those dates.

ii)	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

ii.
Certificate of participation in the Fideicomiso Financiero Suquía financial trust: they were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued until the last business day of the period and fiscal year, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and year.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of the period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the periods ended June 30, 2009, and 2008 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of June 30, 2009, and 2008, the Bank had no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. On December 19, 2008, this tax was extended under Law No. 26,426 through December 30, 2009. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2009, and 2008, the Bank estimated that accrued income tax amounted to 205,250 and 83,204 respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of June 30, 2009, the Bank made income tax prepayments for 48,522 for the 2009 tax year, which were recorded in the Other receivables account.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved technical resolutions Nos. 23 through 27, respectively.  In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011. In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank identified and deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements:

5.1.	Valuation standards

a)
Holdings recorded in investment accounts, special investment accounts, of unlisted government securities, unlisted instruments issued by BCRA and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.1)ii, 3.3.b.2) and 3.3.c). Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in investment accounts: as of June 30, 2009, the Bank recorded 239,405 at stand-alone and consolidated level, for Argentine Government Bonds in Argentine pesos maturing in 2014 (Bonar XIV) derived from the exchange mentioned in note 19. According to the professional accounting standards, the acquisition cost should be valued at their market value. Under this valuation method, shareholders’ equity as of June 30, 2009, would have decreased by 77,449 at stand-alone and consolidated level.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a.2)
Holdings in special investment accounts: as of June 30, 2009, and December 31, 2008, the Bank charged 251,711 and 130,694, at stand-alone level, and 567,198 and 448,305, at consolidated level, respectively, for certain own portfolio of Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, the shareholders’ equity for the period ended June 30, 2009 would have increased by 77,663 and 239,787 at stand-alone and consolidated level respectively, while shareholders’ equity for the year ended December 31, 2008 would have decreased by 28,731 and 31,557 at stand-alone and consolidated level, respectively.

a.3)
Holdings of unlisted government securities: as of June 30, 2009, and December 31, 2008, the Bank charged 52,123 and 25,932, at stand-alone level, and 120,526 and 69,182, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity for the period and year ended June 30, 2009, and December 31, 2008, would have decreased by 16 and 7,649, at stand-alone level, and 2,586 and 21,639, at consolidated level, respectively.

a.4)
Unlisted instruments issued by BCRA: as of June 30, 2009, and December 31, 2008, the Bank recorded unlisted own portfolio and used in repo transactions of BCRA internal bills and notes for 3,243,435 and 1,837,031, at stand-alone level, and 4,300,195 and 2,636,437, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity for the period ended June 30, 2009 would have increased by 5,290 and 7,810 at stand-alone and consolidated level respectively, while shareholders’ equity for the year ended December 31, 2008 would have decreased by 29,250 and 33,776 at stand-alone and consolidated level, respectively.

a.5)
Guaranteed loans Decree No. 1,387/01: as of June 30, 2009, and December 31, 2008, the Bank had 187,616 and 549,266, at stand-alone level, and 257,507 and 722,757, at consolidated level, respectively. Considering the statements made in note 3.3.c) according to professional accounting standards, these assets should be valued at their present value. According to this valuation method, shareholders’ equity as of June 30, 2009, and December 31, 2008, would have decreased by 77,832 and 209,873, at stand-alone level, and 111,374 and 259,617, at consolidated level, respectively.

b)
Intangible assets: as of June 30, 2009, and December 31, 2008, the Bank capitalized under intangible assets 29,229 and 25,447, at stand-alone level, and 42,133 and 40,090 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, shareholders’ equity as of, June 30, 2009 and December 31, 2008, would have decreased by 29,229 and 25,447, at stand-alone level, and 42,133 and 40,090, at consolidated level, respectively.

c)
As of June 30, 2009, and December 31, 2008, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008.  According to the professional accounting standards, as of June 30, 2009, and December 31, 2008, the Bank should have recorded a liability of approximately 29,087 and 31,417, at the stand-alone level, and 43,723 and 46,923, at the consolidated level, respectively. According to this valuation method, shareholders’ equity as of, June 30, 2009 and December 31, 2008, would have decreased by 29,087 and 31,417, at stand-alone level, and 43,723 and 46,923, at consolidated level, respectively.

d)
As of June 30, 2009, and December 31, 2008, the Bank recorded 15,356 and 29,105 under Other receivables from financial intermediation – nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.b.2) and b.3), respectively, valued as mentioned in note 3.3.h.4), and 27,441 and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof, respectively, valued as mentioned in note 3.3.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. According to this valuation method, liabilities would have been decreased and income would have been recognised. Consequently, shareholders’ equity as of, June 30, 2009 and December 31, 2008, would have increased by 12,085 and 27,633, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses in the future. If the deferred tax method had been applied, as of June 30, 2009, and December 31, 2008, the Bank would have recorded an additional asset of 17,652 and 47,985, at stand-alone level, and 47,982 and 78,009, at consolidated level, respectively.

f)
Business combinations: Under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.

The Bank's specific situation in relation to how business combinations are recorded is as follows:

f.1)
Acquisition of Banco Bansud S.A.: under BCRA standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560.  As of June 30, 2009, and December 31, 2008, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of June 30, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 9,432 and 9,609, respectively. Consequently, shareholders’ equity as of June 30, 2009, and December 31, 2008, would have decreased by 9,432 and 9,609, respectively.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of June 30, 2009, and December 31, 2008, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of June 30, 2009, and December 31, 2008, the residual value as of such goodwill would have totaled 59,691 and 61,082, respectively. Consequently, shareholders’ equity as of June 30, 2009, and December 31, 2008, would have decreased by 59,208 and 60,599, respectively.

f.3)
Acquisition of Banco del Tucumán S.A.: under BCRA standards, the Bank’s acquisition of Banco del Tucumán S.A. generated an original positive goodwill in the amount of 18,242. As of June 30, 2009, and December 31, 2008, the residual value of such goodwill totaled 12,481 and 13,395, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Therefore, shareholders’ equity as of June 30, 2009, and December 31, 2008, would have decreased, as a result of the reversing of positive goodwill recorded under BCRA standards, by 12,481 and 13,395, respectively.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, as of June 30, 2009, and December 31, 2008, would have increased shareholders’ equity by 17,627 and 21,160, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

f.4)
Acquisition of Nuevo Banco Bisel S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of June 30, 2009, and December 31, 2008, the residual value of such goodwill totaled 46,780 and 50,082, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of June 30, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 98,511 and 100,140, respectively.  Consequently, shareholders’ equity as of June 30, 2009, and December 31, 2008, would have decreased by 145,291 and 150,222, respectively.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of June 30, 2009, and December 31, 2008, would have increased shareholders’ equity by 35,054 and 48,755, respectively.

g)
As of June 30, 2009, and December 31, 2008, the Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards, as mentioned in note 3.3.m.2), in the amount of 75,600 and 31,970, at stand-alone level, and 83,665 and 39,422, at consolidated level, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of June 30, 2009, and December 31, 2008, the Bank should have recorded assets in the amount of 3,556 and 2,888, at stand-alone level, and 5,154 and 3,560, at consolidated level, respectively, which would have resulted in increases in the Bank’s shareholders’ equity by the same amounts.

h)
Interests in other companies – financial institutions: as of June 30, 2009, and December 31, 2008, subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. prepared their financial statements in conformity with BCRA standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding such subsidiaries as of such dates would have increased and decreased  by around 132,920 and 70,539, respectively.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of June 30, 2009, and December 31, 2008, would have decreased by around 138,178 and 488,310, respectively. Consequently, income for the period ended June 30, 2009, would have increased by 350,132.

5.2.	Disclosure standards

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank presents positive goodwill (related to Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.) and negative goodwill (related to the merger of Nuevo Banco Suquía S.A. with and into the Bank) under Intangible assets and Provisions, respectively. According to professional accounting assets, considering the statements in note 5.1.f) such goodwill should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

06/30/2009	12/31/2008

6.1)	Loans - Other

Other loans	1,031,064	1,012,340
Export financing and prefinancing	997,404	692,969
Government securities		2,583
	2,028,468	1,707,892

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities in financial trusts	250,582	227,147
Certificates of participation in financial trusts	109,525	121,560
Other	15,542	29,310
	375,649	378,017

6.3)	Other receivables – Other

Sundry receivables	91,248	68,864
Tax prepayments	53,155	43,227
Security deposits	27,845	23,286
Advance payments	18,012	12,173
Other	8,220	6,989
	198,480	154,539

6.4)	Deposits - Other
Balances of accounts without movements	230,929	156,701
Unemployment fund for workers of the construction industry	64,768	57,124
Attachments	23,179	15,800
Special deposits related to inflows of foreign funds	4,336	3,507
Security deposits	3,172	3,536
Orders payable	298	322
Other	20,880	20,716
	347,562	257,706

6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	206,149	130,220
Amounts payable as financing	74,286	64,707
Purchase of preferred shares of Nuevo Banco Bisel S.A.- SEDESA (see note 7.4)	71,653	71,653
Collections and other transactions on account and behalf of others	71,501	43,949
Other withholdings and additional withholdings	65,154	57,035
Retirement pension payment orders pending settlement	41,637	21,772
Miscellaneous subject to minimum cash requirements	27,680	10,157
Miscellaneous not subject to minimum cash requirements	23,300	100,090
Other	22,404	16,178
	603,764	515,761

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

06/30/2009	12/31/2008
6.6)	Other Liabilities - Other

Taxes payable	245,096	244,708
Miscellaneous payables	38,598	44,378
Salaries and payroll taxes payable	15,792	19,093
Withholdings on salaries	11,072	8,457
Prepayment for the sale of assets	6,270	6,978
Other	1,931	1,931
	318,759	325,545

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,503,719	2,377,305
Managed portfolios (see note 12)	388,879	392,342
Checks not yet collected	327,089	352,873
Checks and securities to be debited	205,030	137,261
Checks and securities to be collected	77,985	74,187
	3,502,702	3,333,968

06/30/2009	06/30/2008
6.8)	Financial income – Net income from government and private securities

Income from government securities	288,124	131,868
Income from participation in financial trusts	18,933	39,363
Other	64,803	4,962
	371,860	176,193

6.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	48,359	19,114
Interest on loans for export prefinancing and financing	32,536	23,072
Income from assets subject to financial lease	24,793	27,774
Other	36,205	1,431
	141,893	71,391

6.10)	Financial expense – Other

Turnover tax	49,916	26,952
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	3,735	17,705
Premiums on repurchase agreements with the financial sector	1,175	2,091
Other	121	477
	54,947	47,225

6.11)	Service-charge income - Other

Debit and credit card income	58,964	50,150
Service commissions - UTE (see note 2.5)	6,975	6,697
Rental of safe deposit boxes	6,672	5,207
Other	19,921	8,073
	92,532	70,127

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

06/30/2009	06/30/2008
6.12)	Service-charge expense - Other

Debit and credit card expense	22,445	24,700
Turnover tax	14,937	10,107
Commissions on loan placements	3,432	5,078
Other	22,602	8,575
	63,416	48,460

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	20,223	14,740
Electric power and communications	15,905	12,454
Security services	14,788	13,499
Leases	11,500	7,465
Stationery and office supplies	3,575	5,631
Insurance	2,592	2,318
	68,583	56,107

6.14)	Other income – Other

Other adjustments and interest on other receivables	4,501	1,374
Gain on transactions or sale of bank premises and equipment, and other assets	2,737	6,474
Services provided to Banco del Tucumán S.A.	2,721	2,178
Credit cards	490	499
Leases	363	216
Certifications	4	666
Other	11,056	17,389
	21,872	28,796

6.15)	Other expense – Other

Donations	1,730	1,518
Turnover tax	1,017	2,216
Other	11,379	14,513
	14,126	18,247

7.	RESTRICTED ASSETS

As of June 30, 2009, and December 31, 2008, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 20,487 and 22,211 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 74,454 and 26,337 (for a face value of 72,438 and 25,051), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
NOBACs for an amount of 6,784 and 37,289 (for a face value of 6,600, and 35,600), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for an amount of 2,056 (for a face value of 2,000) as of June 30, 2009, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (M.A.E.).

e)	Other government and private securities for 1,727 and 1,788, respectively.

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 13,648 and 20,367, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)
Guaranteed Loans for 188,060 and Mortgage Bills for 16,835 as of December 31, 2008, securing the loan granted by BCRA to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank. As mentioned in note 19, during February 2009, the Bank decided to prepay the amount owed under such loan, delivering the guaranteed loans.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 151,172 and 140,812, respectively.

b)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,148 and 9,961, respectively, resulting from a contribution amounting to 10,000 made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,165 and 5,000, respectively, resulting from a contribution, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

a)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007, whereby preferred shares were acquired from SEDESA by the Bank by exercising a purchase option thereon. The price payable was set at 66,240, plus an annual nominal 4% interest capitalizable through its payment, which will be made in 15-year since the takeover date of Nuevo Banco Bisel S.A. (August 11, 2021).

Under the merger process mentioned in note 2.6., on May 18, 2009, SEDESA’s Board of Directors approved that the abovementioned security be replaced by another security agreement on Argentine government securities, which was authorized by the Central Bank on July 23, 2009. As of the date of issuance of these financial statements, the replacement of the security is in the process of being arranged.

b)	Other investments in other companies for 450.

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 19,497 and 15,135, respectively.

b)	Other security deposits for 8,348 and 8,151, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		06/30/2009	12/31/2008

ASSETS

Cash			2,996				2,996	2,785

Loans					12,753		12,753	51,754

Other receivables from financial intermediation	79,471	60,278		17,373			157,122	525,762

Assets subject to financial leases					512		512	581

Other receivables	662	539		2,502	16,457		20,190	1,197

Items pending allocation		15					15	4

Total assets	80,133	60,862	2,996	19,875	29,722		193,588	582,083

LIABILITIES

Deposits			756	10,327	227,901		238,984	78,138

Other liabilities from financial intermediation	78,945	60,273		23,780			162,998	526,118

Other liabilities								241

Total liabilities	78,945	60,273	756	34,107	227,901		401,982	604,497

MEMORANDUM ACCOUNTS

Debit-balance accounts –Control		3,075	343,204		111,972		458,251	317,920

Debit-balance accounts – Derivatives	158,462						158,462	614,685

Credit-balance accounts – Contingent				2,213			2,213	2,213

Credit-balance accounts – Derivatives	90,176				117,644	(2)	207,820	207,745

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	06/30/2009	06/30/2008

INCOME (LOSS)

Financial income	13,253	1,257		4	403 (2)	14,917	11,289

Financial expense		(1,161)	(3)		(1,473)	(2,637)	(379)

Service-charge income	15	11		34	149	209	42

Other income		2,841			1	2,842	5,484

Total income (expense)	13,268	2,948	(3)	38	(920)	15,331	16,436

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 117,644. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of June 30, 2009, the net intermediation income from such transaction generated earnings of around 29 for the Bank.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2009, amounts to 623,979. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
- Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)

As of June 30, 2009	623,979

(1)
Relates to the capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Relates to the capital increase of Ps. 35,536 for new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the merger process of that entity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(3)
Related to the 60,000 reduction of the subscribed and paid-in capital stock, representing 60,000,000 Class B shares with a face value of Ps. 1, each one entitled to one vote, which are shares that were included in the Bank’s portfolio and which were acquired under section 68, Law No. 17,811. On November 21, 2008, and April 21, 2009, the BCBA authorized and the Bank’s General Regular and Special Shareholders’ meeting approved, respectively, the abovementioned capital reduction. Additionally, on July 8, 2009, the CNV authorized the capital reduction and it was registered on July 14, 2009, with the IGJ. Finally, on July 23, 2009, the Central Bank consented to the capital stock reduction.

As a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, between January 8, 2008 and April 30, 2009, the Board of Directors decided to repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). As of April 30, 2009, the Bank acquired 90,641,692 Class B shares of common stock, with a face value of Ps. 1 and entitled to one vote in the amount of 436,829.

In addition to the comments made in point (3) above, on May 7, 2009, the Bank’s Board of Directors requested BCBA’s prior authorization for the reduction of the subscribed and paid-in capital stock of an amount of up to 30,642, representing 30,641,692 Class B shares with face value of Ps. 1 each and entitled to one vote. As of the date of issuance of these financial statements, the BCBA has not issued its decision in this respect.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 06/30/2009	06/30/2009	12/31/2008

Subordinated	USD 4,000,000	a)	U$S 600,000	1,386	1,802

Subordinated – Class 1	USD 150,000,000	b.1)	U$S 150,000,000	571,130	519,879

Non-subordinated – Class 2	USD 150,000,000	b.2)	U$S 107,445,000	422,121	419,378

Non-subordinated – Class 3	USD 100,000,000	b.3)	U$S 73,340,000	227,394	305,495

Total				1,222,031	1,246,554

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

Through June 30, 2009, the Bank had amortized the equivalent of USD 3,400,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

b.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year. Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) and b.3).

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of June 30, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 77,785,000 (43,605,000 and 34,180,000, respectively), of which it settled a total face value amount of USD 69,215,000 (USD 42,555,000 and 26,660,000, respectively). Consequently, the Bank recognized total income for such repurchases amounting to 87,571 (55,351 for the six-month period ended June 30, 2009). As of August 4, 2009, they were fully settled and, consequently, the residual principal totals USD 172,215,000.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of June 30, 2009, and December 31, 2008, are as follows:

Transaction	06/30/2009	12/31/2008

Net liability position of repurchase agreements	(1,095,024)	(1,073,826)

Net asset position of forward foreign-currency transactions without delivery of underlying asset (a)	835,338	601,770

Position of put options sold on Boden 2012 and 2013 coupons (b)	94,582	99,797

Interest rate swap (c)	75,600	31,970

Position of call options sold (d)	20,887

Position of put options purchased (e)		24,349

Net income (loss) resulting from these transactions for the period ended June 30, 2009 and 2008, amount to income (loss):

Transaction	06/30/2009	06/30/2008

Premiums on reverse repurchase agreements	48,390	20,006

Premiums on repurchase agreements	(1,175)	(2,091)

Interest rate swap	1,128	539

Forward foreign-currency transactions offset	35,167	(477)

Transactions with options	785

Total	84,295	17,977

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(c)	Related to the following interest rate swap transactions:

c.1)
The Bank and the Central Bank agreed on three swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and 15%, 15.75% and 16.50% nominal interest rate p.a., respectively, applied on a total of notional values of Ps. 40,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2012, 2013, and 2014, respectively. The transactions are regulated by Central Bank Communiqué “A” 4,776, as supplemented, with the Bank being required to grant, during the calendar quarter following the agreement date (May 21, 2009), at least the amount equivalent to the notional value of the swap agreements on medium- and long-term loans.

c.2)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of 34,600,000 and 31,970,000 Argentine pesos, respectively.

c.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2010.

(d)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

(e)
Related to put options purchased on underwriting agreements mentioned in note 15.1.d). The purpose of such options was to recover the disbursements made by the Bank. They expired in January and February 2009 and were not exercised by the Bank.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2009, and December 31, 2008, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,433 and 14,434, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of June 30, 2009, and December 31, 2008, the loans portfolio managed amounts to 43,337 and 43,388, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2009, and December 31, 2008, the loans portfolio managed amounts to 83,629 and 84,508, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of June 30, 2009, and December 31, 2008, the portfolio managed by the Bank amounted to 121,871 and 124,982, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of June 30, 2009, and December 31, 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 58,966 and 62,397, respectively.

f)	In addition, as of June 30, 2009, and December 31, 2008, the Bank had under its management other portfolios for total amounts of 66,643 and 62,633, respectively.

13.	MUTUAL FUNDS

As of June 30, 2009, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	455,037,727	599,286	364,297

Pionero Renta Ahorro	27,053,547	37,708	35,897

Pionero Latam	1,257,217	3,610	3,484

Pionero F.F. – Fideicomiso Financieros	20,036,670	24,813	23,456

Pionero Renta	3,976,973	7,793	6,986

Pionero Acciones	1,351,754	2,275	1,985

Pionero Global	820,280	1,102	1,026

Pionero América	113,044	455	429

Galileo Event Driven F.C.I.	6,273,156	36,155	36,235

Galileo Argentina F.C.I.	2,142,564	9,037	8,576

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 8.8779% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,229 of March 12, 2009.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

As of June 30, 2009, and December 31, 2008, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 48,903 and 48,773, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	06/30/2009	12/31/2008

Certificates of participation:

Tucumán (a)	35,164	35,164

Godoy Cruz (b)	15,864	14,642

Fideicomiso Financiero Tucumán I (c)	8,735	12,191

Other	859	10,790
Subtotal certificates of participation	60,622	72,787

Debt securities:

Underwriting agreements (d)	140,350	81,771

San Isidro (e)	71,889	41,766

Creado por Decreto 976-01 (f)	15,040

GMAC (g)	8,561	7,836

Best Consumer (g)	4,386	11,759

Consubono (g)	2,239	21,677

Sociedad Militar Seguro de Vida (g)	810	41,762

Other	7,307	20,576
Subtotal debt securities	250,582	227,147
Total	311,204	299,934

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 41,565.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 21,837.

This trust will end with the full settlement of the certificates of participation.

(c)	Fideicomiso Financiero GAS Tucumán I

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 16,347 which were assigned to Banco Macro S.A.; the residual value of which amounted to 8,688.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 14,798.

This trust will end with the full settlement of the certificates of participation.

(d)
Mainly including provisional debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements, such as Consubond, Megabono, and Confibono, among others. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final debt securities are issued and placed in the market, the Bank recovers the disbursements plus the amount equal to the rate agreed upon.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(e)	Fideicomiso San Isidro

On June 4, 2001, “Fideicomiso San Isidro” was created, the purpose of which was to sell the real property received in trust and to use the proceeds to settle the certificates issued by the trust.

The certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

On May 10, 2007, a real estate development agreement was signed to carry out a real estate project.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Subsequently, on December 26, 2008, the Bank subscribed debt securities in US dollars for face value amounts totaling USD 11,687,366.

On January 5, 2009, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 6,000,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,544.

(f)	Fideicomiso creado por Decreto 976-01

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01” (Trust created by Presidential Decree 976-01).

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others.

(g)	Including financial trust debt securities with public offering subscribed by the Bank.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of June 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 6,148 and 4,106, respectively.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 344,347 and 321,239, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

As of June 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 216,970 and 199,929, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for June 2009 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 06/30/2009

Cash

Cash on hand	626,502

Amounts in Central Bank accounts	1,605,740

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	151,172

Total	2,383,414

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

18.	CLAIMS FROM THE AFIP (FEDERAL PUBLIC REVENUE AGENCY) – DGI (FEDERAL TAX BUREAU) – DGR CABA (BUENOS AIRES CITY TAX AUTHORITIES) – A.R.B.A. (BUENOS AIRES PROVINCE TAX AUTHORITIES)

18.1.	Federal taxes

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the AFIP that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of June 30, 2009, the outstanding amount of 3,596 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

c)
On April 24, 2009, the Bank filed an appeal with the Federal Administrative Tax Court against the AFIP resolution challenging the income tax returns for fiscal 2002, 2003, and 2004, and the minimum presumed income tax assessment made by Banco Macro S.A. for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

18.2.	Provincial taxes

a)
The DGR CABA attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the DGR CABA partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

b)
A.R.B.A. attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. On November 6, 2008, and February 18, 2009, an appeal was filed with the Province of Buenos Aires Tax Appeal Court, which is still pending judgment.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

Since the second half of 2008 the financial markets of the world's leading countries have been rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In spite of the actions taken by the main countries, the future development of international markets remains uncertain.

In Argentina, stock markets had marked decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the abovementioned economic deceleration began to show. Additionally, Law No. 26,425 was passed, which put an end to the private management of pensions (AFJP – private pension fund managers). The only system remaining in place is the government-managed pension system. Since December 2008, the ANSeS.(national social security administration) began issuing auction programs of certificates of deposit for the FGS (state-managed pension fund) to promote production and create employment.

On February 2, 2009, Joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.

In this regard, on January 29, 2009, and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a technical value of 109,331 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162, which were classified as holdings in investment accounts (see note 3.b.1)i.) for a face value of 246,835 and unlisted government securities (see note 3.b.2)ii.) for a face value of 93,327.

Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A (see note 7.2.b)) and Nuevo Banco Bisel S.A. (see note 2.2.a.1) to the consolidated financial statements), respectively.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of June 30, 2009, and December 31, 2008, the Bank continued capitalizing in “Intangible assets” the amounts of 29,229 and 25,447 at stand-alone level, respectively, and a total of 42,315 and 40,657 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of June 30, 2009, and December 31, 2008, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,411 and 8,606 at the stand-alone level, respectively, and a total of 19,990 and 18,233 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
The general regular and especial shareholders’ meeting held on May 12, a continuation of the meeting held on April 21, 2009, decided, among other matters, to approve the distribution of earnings in cash of 149,870, which as of the date of these financial statements is subject to authorization by the Central Bank.

b)
Through Communiqué “A” 4,589, as supplemented, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

-	Capitalized amounts for differences resulting from compliance with court orders related to the dedollarization of deposits and differences resulting from dollarization of court deposits.

-	The positive difference between the book value and the market value of government securities and guaranteed loans in portfolio amounting.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of year-end as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

d)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008	06/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts (2)
- Local
Federal government bonds in pesos at BADLAR Private – Maturity: 2014	178,585	239,405		239,405		239,405
Discount bonds denominated in pesos - Maturity: 2033	70,670	63,794	22,201	63,794		63,794
Federal government bonds in pesos – Maturity: 2014	91,001	63,614	3,582	63,614		63,614
Federal government bonds in US dollars at 7% - Maturity: 2015	106,671	62,966	14,034	62,966		62,966
Secured bonds under Presidential Decree No. 1,579/02	25,035	27,383	23,769	27,383		27,383
Consolidation bonds of social security payables in pesos – Fourth Series	23,881	21,160	7,447	21,160		21,160
Consolidation bonds in pesos – Sixth series	3,357	4,122	4,122	4,122		4,122
Consolidation bonds of social security payables in pesos – Third Series at 2%	4,006	3,949		3,949		3,949
Federal government bonds in US dollars at LIBOR - Maturity: 2012	2,064	2,064	29,891	2,064		2,064
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,741	1,711	1,450	1,711		1,711
Federal government bonds in US dollars at LIBOR - Maturity: 2013	495	495	564	495		495
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	453	453	382	453		453
Federal government bonds in US dollars at 7% - Maturity: 2017			23,252
Subtotal holdings in investment accounts		491,116	130,694	491,116		491,116

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	483,001	483,001	154,382	(8,221)		(8,221)
Secured bonds under Presidential Decree No. 1,579/02	52,128	52,128	643	(8)		(8)
Federal government bonds in US dollars at LIBOR - Maturity: 2012	46,994	46,994	48,966	1,299	63,279	64,578
Federal government bonds in US dollars at 7% - Maturity: 2015	13,088	13,088	114	1,336		1,336
Federal government bonds in pesos – Maturity: 2014	2,877	2,877		2,919		2,919
Argentine Government bond. Maturity: 2012 - Coupon 15	1,020	1,020		316		316
Consolidation bonds in pesos – Fourth series at 2%	389	389	1,457	350		350
Consolidation bonds of social security payables in pesos – Fourth Series	216	216	1,315	227		227
Consolidation bonds of social security payables in pesos – Third Series at 2%	82	82	2,254	(761)		(761)
Federal government bonds in US dollars at LIBOR - Maturity: 2013	33	33	2,287	33	31,303	31,336
Consolidation bonds in pesos – Second series at 2%			6,944
Other	769	769	773	212		212
Subtotal holdings for trading or financial intermediation		600,597	219,135	(2,298)	94,582	92,284

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private – Maturity: 2014		51,713		51,713		51,713
Consolidation bonds in pesos – Second series at 2%		410		(66)		(66)
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013			25,932
Subtotal unlisted government securities		52,123	25,932	51,647		51,647

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008	06/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		515,075	401,535
Subtotal Central Bank of Argentina Bills – Under repo transactions		515,075	401,535

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 09-09-09		194,745		194,745		194,745
Central Bank of Argentina Internal bills in pesos – Maturity: 08-12-09		147,591		147,591		147,591
Central Bank of Argentina Internal bills in pesos – Maturity: 11-11-09		94,902		94,902		94,902
Central Bank of Argentina Internal bills in pesos – Maturity: 07-29-09		990		990		990
Central Bank of Argentina Internal bills in pesos – Maturity: 08-26-09		29		29		29

Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		438,257		438,257		438,257

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 07-01-09	234,298	234,298		234,298		234,298
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	54,400	54,400	53,423	54,400		54,400
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	35,199	35,199	34,011	35,199		35,199
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,828	7,828	7,823	7,828		7,828
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,475	3,475	3,442	3,475		3,475
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-25-09			308,070
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			39,327
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			24,894

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		335,200	470,990	335,200		335,200

Subtotal Instruments issued by the Central Bank of Argentina		1,288,532	872,525	773,457		773,457

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008	06/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,288,532	872,525	773,457		773,457

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 10-14-09		77,377
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 09-23-09		28,067
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 06-05-09			155,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			120,578
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			100,220
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			72,905
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-09			39,884
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-25-09			25,672

Subtotal Central Bank of Argentina Notes – Under repo transactions		105,444	514,439

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 09-30-09		648,046		648,046		648,046
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 08-05-09		571,216		571,216		571,216
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 12-09-09		509,471		509,471		509,471
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 10-14-09		323,298		323,298		323,298
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 11-11-09		287,609		287,609		287,609
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-20-10		205,565	214,860	205,565		205,565
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-15-09		111,445	106,215	111,445		111,445
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-29-09		51,191	52,563	51,191		51,191
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-22-09		37,017		97,337		97,337
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			378,401
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-07-09			224,980
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-06-09			157,782
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 06-24-09			81,002
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-13-09			52,332

Subtotal Central Bank of Argentina notes - Unlisted - Own portfolio		2,744,858	1,837,031	2,805,178		2,805,178

Total Instruments issued by the Central Bank of Argentina		4,138,834	3,223,995	3,578,635		3,578,635

Total Government securities		5,282,670	3,599,756	4,119,100	94,582	4,213,682

Total government and private Securities (3)		5,282,670	3,599,756	4,119,100	94,582	4,213,682

(1) The position without options as of  June 30, 2009, results from the following disclosure:

Holdings as of June 30, 2009	5,282,670
Plus: Spot and forward purchases pending settlement	107,741
Less: Deposits of government securities	45,690
Less: Spot and forward sales pending settlement	1,225,621
4,119,100

(2)  Related to holdings in special investment accounts, except  Bonar XIV (see notes 3.3.b.1) i. y ii.).

(3)  As of June 30, 2009, and December 31, 2008 the Bank booked allowances for impairment in value amounting to 16 and 27, respectively (see Exhibit J).

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

COMMERCIAL

In normal situation	4,740,875	4,864,650
With Senior “A” guarantees and counter-guarantees	144,815	101,576
With Senior “B” guarantees and counter-guarantees	565,837	493,591
Without Senior guarantees or counter-guarantees	4,030,223	4,269,483

Subject to special monitoring	12,795	7,357
In observation
With Senior “B” guarantees and counter-guarantees	4,409	1,956
Without Senior guarantees or counter-guarantees	8,386	5,401

Troubled	48,461	12,440
With Senior “B” guarantees and counter-guarantees	8,156	9,020
Without Senior guarantees or counter-guarantees	40,305	3,420

With high risk of insolvency	66,293	63,686
Con garantías y contragarantías preferidas "A"	561
With Senior “B” guarantees and counter-guarantees	3,769	4,874
Without Senior guarantees or counter-guarantees	61,963	58,812

Irrecoverable	11,010	11,270
With Senior “B” guarantees and counter-guarantees	4,013	4,715
Without Senior guarantees or counter-guarantees	6,997	6,555

Subtotal Commercial	4,879,434	4,959,403

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

CONSUMER

Performing	4,101,417	4,221,888
With Senior “A” guarantees and counter-guarantees	12,575	16,958
With Senior “B” guarantees and counter-guarantees	491,845	547,993
Without Senior guarantees or counter-guarantees	3,596,997	3,656,937

Low risk	84,230	82,760
With Senior “A” guarantees and counter-guarantees	3	93
With Senior “B” guarantees and counter-guarantees	9,608	8,963
Without Senior guarantees or counter-guarantees	74,619	73,704

Medium risk	70,003	61,876
With Senior “A” guarantees and counter-guarantees	7	37
With Senior “B” guarantees and counter-guarantees	8,638	4,531
Without Senior guarantees or counter-guarantees	61,358	57,308

High risk	93,584	76,395
With Senior “A” guarantees and counter-guarantees	67
With Senior “B” guarantees and counter-guarantees	5,455	3,921
Without Senior guarantees or counter-guarantees	88,062	72,474

Irrecoverable	29,124	24,112
With Senior “B” guarantees and counter-guarantees	4,472	4,258
Without Senior guarantees or counter-guarantees	24,652	19,854

Irrecoverable according to Central Bank's rules	416	963
With Senior “A” guarantees and counter-guarantees	2	1
With Senior “B” guarantees and counter-guarantees		134
Without Senior guarantees or counter-guarantees	414	828

Subtotal Consumer	4,378,774	4,467,994
Total	9,258,208	9,427,397

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,552,298	16.77	1,785,878	18.94
50 next largest customers	1,708,511	18.45	1,505,711	15.97
100 next largest customers	823,966	8.90	831,769	8.82
Other customers	5,173,433	55.88	5,304,039	56.27

Total	9,258,208	100.00	9,427,397	100.00

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	2	3,434	4,960	170,784	32,285	10,013	186,603	408,081

Financial sector		5,206	9,749	11,667	2,049	1,999	5,589	36,259

Non-financial private sector and foreign residents	187,583	1,989,028	994,833	1,419,830	1,096,608	1,271,156	1,854,830	8,813,868

Total	187,585	1,997,668	1,009,542	1,602,281	1,130,942	1,283,168	2,047,022	9,258,208

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2009					12/31/2008	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Bisel S.A.	Common	1	1	841,682,603	1,375,584	1,315,459	Financial institution	06/30/09	845,082	1,450,073	60,700
Nuevo Banco Bisel S.A. (1)	Preferred	1		66,604,774	68,932	68,600	Financial institution	06/30/09	66,605	1,450,073	60,700
Banco del Tucumán S.A.	Common	100	1	395,341	154,339	137,741	Financial institution	06/30/09	43,960	171,617	18,456
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	21,887	17,477	Brokerage house	06/30/09	12,886	21,716	6,798
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	12,066	12,376	Services	06/30/09	6,567	11,159	364
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	993	1,180	Mutual funds management	06/30/09	1,713	5,241	3,186
Foreign
Macro Bank Limited	Common	1	1	9,816,899	141,256	99,973	Financial institution	06/30/09	9,817	141,256	41,284
Subtotal subsidiaries					1,775,057	1,652,806

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/08	23,599	52,838	9,984
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/08	7,200	8,147	(407)
Visa Argentina S.A.	Common	1	1	951,018	854	854	Business services	05/31/08	1	454,782	429,039
C.O.E.L.S.A.	Common	1	1	70,650	105	105	Financial Services	12/31/08	1,000	1,832	72
A.C.H. S.A.	Common	1	1	52,000	52	52	Electronic information services	12/31/08	650	1,971	147
Mercado Abierto Electrónico S.A.	Common	1,200	1	5	47	47	Electronic information services	12/31/08	242	12,041	1,229
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/08	250	5,877	(372)
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/08	5,658	9,618	2,209
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/08	8,831	210,726	(4,750)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	299	272	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	220	200	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	11	Financial institution	12/31/08	966,967	1,983,543	190,364
Subtotal non-subsidiaries					4,764	4,716

Total in financial institutions, supplementary and authorized activities					1,779,821	1,657,522

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/08	4,604	7,700	116
El Taura S.A.					185	185	Hotel construction and explotation	12/31/07	420	2,894	(297)
Tunas del Chaco S.A.					150	150	Agriculture	12/31/08	12	1,036	54
Emporio del Chaco S.A.					150	150	Agriculture	12/31/08	12	970	29
Prosopis S.A.					150	150	Agriculture	12/31/08	12	784	46
Other					340	329
Foreign
SWIFT S.A.	Common	1	1	3	19	17	Services	12/31/08	613,365	1,260,492	118,850
Total in other companies					1,287	1,274

Total (2)					1,781,108	1,658,796
(1)	See Note 7.4.

(2)	As of June 30, 2009, and December 31, 2008, the Bank carried 422 and 247, respectively, as allowance for impairment in value (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value			Depreciation for the period		Net book
Item	at beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	210,627	1,890	285	50	4,081	208,151
Furniture and facilities	23,516	2,115		10	2,089	23,542
Machinery and equipment	80,945	8,518		5	12,828	76,635
Vehicles	22,419	787	66	5	3,207	19,933

Total	337,507	13,310	351		22,205	328,261

Other assets
Works in progress	22,330	7,048	61			29,317
Works of art	1,189					1,189
Prepayments for the purchase of assets	365	1,189				1,554
Foreclosed assets	17,615	392	1,186	50	172	16,649
Leased buildings	3,648		1,194	50	18	2,436
Stationery and office supplies	3,028	6,142	4,824			4,346
Other assets	73,927	19,994	29,720	50	465	63,736

Total	122,102	34,765	36,985		655	119,227

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value			Amortization for the period		Net book value
Item	at beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	at end of the period

Goodwill (1)	63,477			10	4,216	59,261

Organization and development costs (2)	103,028	28,041	57	5	19,840	111,172

Total	166,505	28,041	57		24,056	170,433

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. and Nuevo Banco Bisel S.A. acquisitions.

(2)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,188,050	23.27	3,444,670	27.18
50 next largest customers	1,660,676	12.12	1,524,329	12.03
100 next largest customers	864,982	6.31	688,171	5.43
Other customers	7,986,057	58.30	7,016,301	55.36

Total	13,699,765	100.00	12,673,471	100.00

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	10,356,424	1,554,012	1,265,036	446,360	77,331	602	13,699,765

Other liabilities from financial intermediation

Central Bank of Argentina	1,766					534	2,300
Banks and International Institutions	9,304	6,160	2,007		189,760		207,231
Non-subordinated corporate bonds		14,346	1,551			633,618	649,515
Financing received from Argentine financial institutions	519	449	673	1,795	4,039	39,791	47,266
Other	528,437	288	466	937	1,663	71,973	603,764

	540,026	21,243	4,697	2,732	195,462	745,916	1,510,076

Subordinated corporate bonds		477	1,850	454	454	569,281	572,516

Total	10,896,450	1,575,732	1,271,583	449,546	273,247	1,315,799	15,782,357

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases		Balances at end of the
Breakdown	fiscal year	Increases (1)	Write off	Reversals	period

ALLOWANCES
Government and private securities
For impairment in value	27			11	16
Loans
For uncollectibility risk and impairment in value	332,730	39,211	49,848		322,093
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	52,836	1,714	448		54,102
Assets subject to financial leases
For uncollectibility risk	4,392	40	2	1,098	3,332
Investments in other companies
For impairment in value	247	175			422
Other receivables
For uncollectibility risk	11,575	470	203	577	11,265

Total allowances	401,807	41,610	50,501	1,686	391,230

PROVISIONS
Contingent commitments	1,523			509	1,014
For negative goodwill	483				483
For other contingencies	50,654	21,715	3,676	2,064	66,629
Difference from court deposits dollarization	8,606	805			9,411

Total liabilities	61,266	22,520	3,676	2,573	77,537

(1) See note 3.3.f). and 3.3.o).

EXHIBIT K

CAPITAL STRUCTURE
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	In treasury (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	612,743,303	1	582,101	30,642	612,743

Total	623,978,973		593,337	30,642	623,979

(1) See also note 9.

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009										12/31/2008
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	1,171,113	1,134,209	383	482	104	84	120	14	31	35,686	853,404
Government and private securities	129,256	129,256									121,359
Loans	1,970,184	1,969,808								376	1,721,835
Other receivables from financial intermediation	731,228	725,905								5,323	407,012
Assets subject to financial leases	68,727	68,727									66,097
Investments in other companies	141,806	141,806									100,473
Other receivables	55,775	55,775									48,686
Items pending allocation	427	427									571

Total	4,268,516	4,225,913	383	482	104	84	120	14	31	41,385	3,319,437

LIABILITIES
Deposits	2,466,375	2,466,375									1,753,692
Other liabilities from financial intermediation	922,106	891,311	19	65		1			5	30,705	836,719
Other liabilities	2,456	2,456									2,863
Subordinated corporate bonds	571,130	571,130									519,879
Items pending allocation											3

Total	3,962,067	3,931,272	19	65		1			5	30,705	3,113,156

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	732,243	715,443								16,800	506,422
Control	1,070,353	1,065,244	99	2						5,008	869,387
Derivatives	34,600	34,600									31,970
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	447,079	424,027								23,052	141,944
Derivatives	20,887	20,887

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

Item	Total (1)	Total (1)
Loans
Overdrafts	10,432	1,433
Without Senior guarantees or counter-guarantees	10,432	1,433
Documents	1,223	634
Without Senior guarantees or counter-guarantees	1,223	634
Personal loans		425
Without Senior guarantees or counter-guarantees		425
Credit cards	592	7,732
Without Senior guarantees or counter-guarantees	592	7,732
Other		37,410
Without Senior guarantees or counter-guarantees		37,410

Total loans	12,247	47,634

Other receivables from financial intermediation	5,565	273

Assets subject to financial leases and other	15,142	510

Contingent Commitments	4,206	2,707

Investments in other companies	1,775,644	1,653,362

Total	1,812,804	1,704,486

Allowances / Provisions	454	235

(1) As of June 30, 2009, and December 31, 2008 all debtors are classified in normal.

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally		Weighted monthly
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	40		94,582

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	18	15		20,887

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1		1,115,887

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Futures	- own account	government securities	underlying asset	in Argentina - Financial sector	1	1		99,777

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	3	2		288,232

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	7	4		2,419,211

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	8	5	8	362,696

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Financial sector	4	1	4	1,923

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	111	3	34,600

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	49	47	1	41,000

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008
ASSETS

A. CASH
Cash on hand	869,744	1,008,136
Due from banks and correspondents
Central Bank of Argentina	2,003,885	2,059,057
Local Other	10,638	9,225
Foreign	590,680	447,263
Other	237	216
	3,475,184	3,523,897

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings in investment accounts	806,603	448,305
Holdings for trading or financial intermediation	926,053	344,467
Unlisted government securities	121,201	69,958
Instruments issued by the Central Bank of Argentina	5,364,318	3,838,911
Investments in listed private securities	88,675	77,685
less: Allowances (Note 7.)	(16)	(27)
	7,306,834	4,779,299

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	274,326	744,507
To the financial sector
Interfinancing - (granted call)	40,000	42,030
Other financing to Argentine financial institutions	21,174	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	142	557
To the non-financial private sector and foreign residents
Overdrafts	1,244,601	1,556,433
Documents	1,305,668	1,348,585
Mortgage loans	712,796	738,592
Pledged loans	292,553	339,895
Personal loans	3,773,713	3,806,442
Credit cards	842,607	869,101
Other (Note 11.1.)	2,519,524	2,071,927
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	190,954	195,026
less: Unposted payments	(29)	(29)
less: Unearned discount	(33,091)	(32,596)
less: Allowances (Note 7.)	(423,229)	(438,348)
	10,761,709	11,279,958

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	702,616	412,305
Amounts receivable from spot and forward sales pending settlement	919,909	494,737
Securities and foreign currency receivable from spot and forward purchases pending settlement	127,397	54,282
Unlisted corporate bonds (Notes 3. and 4.)	114,402	53,389
Receivables from forward transactions without delivery of underlying asset	32	109
Other receivables not covered by debtors classification standards (Note 11.2.)	601,511	597,319
Other receivables covered by debtors classification standards (Notes 3. and 4.)	69,524	70,512
less: Allowances (Note 7.)	(229,790)	(228,588)
	2,305,601	1,454,065

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	300,816	360,781
less: Allowances (Note 7.)	(4,336)	(5,391)
	296,480	355,390

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	531	483
Other	10,238	10,286
less: Allowances (Note 7.)	(422)	(247)
	10,347	10,522

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	61,531	43,358
Minimum presumed income tax - Tax Credit	10,283	25,767
Other (Note 11.3.)	236,574	196,000
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	4,904	2,502
less: Allowances (Note 7.)	(14,076)	(15,838)
	299,216	251,789

H. BANK PREMISES AND EQUIPMENT, NET	418,769	430,842

I. OTHER ASSETS	134,474	137,357

J. INTANGIBLE ASSETS
Goodwill	59,261	63,477
Organization and development costs	139,220	135,069
	198,481	198,546

K. ITEMS PENDING ALLOCATION	2,251	3,332

TOTAL ASSETS	25,209,346	22,424,997

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008
LIABILITIES

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	4,154,315	3,937,961
From the financial sector	11,202	22,438
From the non-financial private sector and foreign residents
Checking accounts	2,931,903	2,581,060
Savings accounts	2,833,399	2,716,913
Time deposits	7,192,425	6,031,882
Investment accounts	110,432	155,936
Other (Note 11.4.)	431,290	321,020
Accrued interest, adjustments, foreign exchange and quoted price differences payables	69,941	61,147
	17,734,907	15,828,357

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	2,702	302,760
Banks and International Institutions (Note 6.)	203,392	224,968
Non-subordinated Corporate Bonds (Note 6.)	633,618	708,354
Amounts payable for spot and forward purchases pending settlement	110,997	68,499
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,403,357	679,495
Financing received from Argentine financial institutions (Note 6.)
Interfinancing - (received call)	157	25,000
Other financing received from Argentine financial Institutions	19,549	24,139
Accrued interest payables		16
Receivables from forward transactions without delivery of underlying asset	506	5,949
Other (Notes 6. and 11.5.)	724,684	625,981
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	50,839	49,783
	3,149,801	2,714,944
N. OTHER LIABILITIES
Dividends payable	149,886
Fees	343	676
Other (Note 11.6.)	558,990	442,026
	709,219	442,702

O. PROVISIONS (Note 7.)	103,528	83,004

P. SUBORDINATED CORPORATE BONDS (Note 6.)	572,516	521,681

Q. ITEMS PENDING ALLOCATION	2,694	2,105

MINORITY INTERESTS IN SUBSIDIARIES	17,464	15,607

TOTAL LIABILITIES	22,290,129	19,608,400

SHAREHOLDERS' EQUITY	2,919,217	2,816,597

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	25,209,346	22,424,997

Jorge H. Brito
Chairperson

(Section 33, Law No. 19,550)
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	14,434,059	13,368,350

Contingent	4,067,098	3,669,663
Guarantees received	3,516,641	3,295,985
Other not covered by debtors classification standards	364	346
Contingent debit-balance contra accounts	550,093	373,332
Control	5,744,371	5,435,013
Receivables classified as irrecoverable	823,910	774,299
Other (Note 11.7.)	4,671,089	4,401,411
Control debit-balance contra accounts	249,372	259,303
Derivatives	3,942,188	3,598,362
Notional value of put options taken		24,349
Notional value of forward transactions without delivery of underlying asset	2,714,689	2,219,777
Interest rate swap	83,665	39,422
Derivatives debit-balance contra accounts	1,143,834	1,314,814
Trust activity	680,402	665,312
Trust funds	680,402	665,312

CREDIT-BALANCE ACCOUNTS	14,434,059	13,368,350

Contingent	4,067,098	3,669,663
Guarantees provided to the Central Bank of Argentina		141,353
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	109,901	84,136
Other guarantees provided not covered by debtors classification standards	55,957	57,758
Other covered by debtors classification standards (Notes 3. and 4.)	384,235	90,085
Contingent credit-balance contra accounts	3,517,005	3,296,331
Control	5,744,371	5,435,013
Checks to be credited	249,372	259,303
Control credit-balance contra accounts	5,494,999	5,175,710
Derivatives	3,942,188	3,598,362
Notional value of call options sold	20,887
Notional value of put options sold	94,761	99,826
Notional value of forward transactions without delivery of underlying asset	1,028,186	1,214,988
Derivatives credit-balance contra account	2,798,354	2,283,548
Trust activity	680,402	665,312
Trust funds credit-balance contra accounts	680,402	665,312

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2009	06/30/2008 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	166	4,242
	Interest on loans to the financial sector	5,828	6,509
	Interest on overdrafts	182,426	134,038
	Interest on documents	104,964	74,481
	Interest on mortgage loans	52,396	44,184
	Interest on pledged loans	31,475	31,103
	Interest on credit card loans	96,464	45,109
	Interest on other loans	599,527	460,710
	Interest on other receivables from financial intermediation	61	9,868
	Income from government and private securities, net (Note 11.8.)	525,856	296,029
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,181	18,159
	CER (Benchmark Stabilization Coefficient) adjustment	7,527	44,039
	CVS (Salary Variation Coefficient) adjustment	364	414
	Difference in quoted prices of gold and foreign currency	94,284	58,980
	Other (Note 11.9.)	195,664	75,099
		1,900,183	1,302,964

B.	FINANCIAL EXPENSE
	Interest on checking accounts	8,799	7,362
	Interest on savings accounts	8,127	6,697
	Interest on time deposits	620,313	352,271
	Interest on interfinancing received loans (received call)	621	1,801
	Interest on other financing from Financial Institutions	3	93
	Interest on other liabilities from financial intermediation	42,415	45,912
	Interest on subordinated bonds	26,714	23,313
	Other interest	1,605	4,661
	Net income from options		202
	CER adjustment	2,517	21,893
	Contribution to Deposit Guarantee Fund	14,452	12,249
	Other (Note 11.10.)	73,339	73,013
		798,905	549,467

	GROSS INTERMEDIATION MARGIN - GAIN	1,101,278	753,497

C.	PROVISION FOR LOAN LOSSES	51,524	72,011

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	27,262	34,704
	Related to deposits	335,057	264,451
	Other commissions	15,739	12,105
	Other (Note 11.11.)	134,638	103,663
		512,696	414,923

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2009	06/30/2008 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	29,761	31,412
	Other (Note 11.12.)	80,232	55,656
		109,993	87,068

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	462,420	401,100
	Directors' and statutory auditors' fees	28,572	17,213
	Other professional fees	31,440	22,026
	Advertising and publicity	16,853	24,478
	Taxes	40,318	34,673
	Depreciation of bank premises and equipment	26,340	25,433
	Amortization of organization costs	15,782	12,051
	Other operating expenses (Note 11.13.)	98,740	81,777
	Other	9,728	7,869
		730,193	626,620

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	722,264	382,721

G.	OTHER INCOME
	Income from long-term investments	1,190	637
	Punitive interest	12,479	5,519
	Recovered loans and allowances reversed	22,030	46,607
	CER adjustments	31	59
	Other (Note 11.14.)	24,821	32,100
		60,551	84,922

H.	OTHER EXPENSE
	Punitive interest and charges payable to the Central Bank ok Argentina	11	171
	Charges for other receivables uncollectibility and other allowances	28,483	15,424
	Amortization of differences from deposits dollarization	12,833	15,354
	Depreciation and loss of other assets	3,949	819
	Goodwill amortization	4,216	4,223
	Other (Note 11.15.)	15,867	20,448
		65,359	56,439

	MINORITY INTEREST IN SUBSIDIARIES	(1,872)	(1,349)

	NET INCOME BEFORE INCOME TAX - GAIN	715,584	409,855

I.	INCOME TAX (Note 10.)	396,389	97,259

	NET INCOME FOR THE PERIOD - GAIN	319,195	312,596

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,523,897	3,117,426
Cash at end of the period	3,527,090	3,485,003
Net increase in cash	3,193	367,577

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(1,281,088)	353,720
Loans
to the financial sector	25,153	67,865
to the non-financial government sector	(20,673)	46,463
to the non-financial private sector and foreign residents	1,080,755	(763,368)
Other receivables from financial intermediation	(935,809)	36,447
Assets subject to financial leases	92,907	19,706
Deposits
From the financial sector	(11,236)	(3,386)
From the non-financial government sector	(2,341)	645,394
From the non-financial private sector and foreign residents	1,276,520	317,667
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(50,734)	45,270
Others (except liabilities included under financing activities)	621,262	216,437
Collections related to service-charge income	508,255	414,422
Payments related to service-charge expenses	(108,085)	(86,225)
Administrative expenses paid	(692,656)	(557,041)
Payment of organization and development costs	(18,347)	(18,434)
Net collections from punitive interest	12,474	5,351
Differences from payments related to court orders	(14,439)	(7,630)
Collections of dividends from other companies		880
Other collections related to other income and losses	6,181	582
Net collection / (payments) from other operating activities	35,705	(17,165)
Payment of income tax / minimum presumed income tax	(248,102)	(46,674)
Net cash flows generated in operating activities	275,702	670,281

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	06/30/2008 (1)
Investing activities
Net payments for bank premises and equipment	(7,477)	(11,842)
Net collections for other assets	5,320	14,761
Collections from purchases of investments in other companies		922
Other payments for investing activities	(8,810)	(17)

Net cash flows (used) / generated in investing activities	(10,967)	3,824

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(69,648)	(67,336)
Central Bank of Argentina:
Other	(77,058)	(3,261)
Banks and International Institutions	(30,116)	37,126
Subordinated corporate bonds	(43,013)	(22,160)
Financing received from Argentine financial institutions	(4,738)	2,258
Payment of dividends		(171,004)
Other payments from financing activities
Own shares reacquired	(56,665)	(82,863)

Net cash flows used in financing activities	(281,238)	(307,240)

Financial income and holding gains on cash and cash equivalents	19,696	712

Net increase in cash	3,193	367,577

(1) See Note 3.1. to the stand-alone financial statements.

Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

COMMERCIAL

In normal situation	5,881,373	5,989,222
With Senior “A” guarantees and counter-guarantees	163,216	149,011
With Senior “B” guarantees and counter-guarantees	719,147	620,553
Without Senior guarantees or counter-guarantees	4,999,010	5,219,658

Subject to special monitoring	23,934	11,637
In observation
With Senior “B” guarantees and counter-guarantees	10,852	4,555
Without Senior guarantees or counter-guarantees	11,346	7,082
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees	1,736

Troubled	52,028	13,022
With Senior “B” guarantees and counter-guarantees	10,807	9,452
Without Senior guarantees or counter-guarantees	41,221	3,570

With high risk of insolvency	74,307	70,955
With Senior “A” guarantees and counter-guarantees	561
With Senior “B” guarantees and counter-guarantees	5,091	5,844
Without Senior guarantees or counter-guarantees	68,655	65,111

Irrecoverable	20,834	23,027
With Senior “B” guarantees and counter-guarantees	4,459	5,608
Without Senior guarantees or counter-guarantees	16,375	17,419

Subtotal Commercial	6,052,476	6,107,863

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009	12/31/2008

CONSUMER

Performing	5,792,147	5,983,813
With Senior “A” guarantees and counter-guarantees	15,513	21,426
With Senior “B” guarantees and counter-guarantees	721,395	811,788
Without Senior guarantees or counter-guarantees	5,055,239	5,150,599

Low risk	117,575	112,347
With Senior “A” guarantees and counter-guarantees	3	93
With Senior “B” guarantees and counter-guarantees	13,351	11,151
Without Senior guarantees or counter-guarantees	104,221	101,103

Medium risk	98,725	83,053
With Senior “A” guarantees and counter-guarantees	7	37
With Senior “B” guarantees and counter-guarantees	10,326	6,338
Without Senior guarantees or counter-guarantees	88,392	76,678

High risk	132,859	105,485
With Senior “A” guarantees and counter-guarantees	67
With Senior “B” guarantees and counter-guarantees	10,813	7,633
Without Senior guarantees or counter-guarantees	121,979	97,852

Irrecoverable	35,904	29,073
With Senior “B” guarantees and counter-guarantees	5,772	5,486
Without Senior guarantees or counter-guarantees	30,132	23,587

Irrecoverable according to Central Bank's rules	565	1,435
With Senior “A” guarantees and counter-guarantees	2	1
With Senior “B” guarantees and counter-guarantees		309
Without Senior guarantees or counter-guarantees	563	1,125

Subtotal Consumer	6,177,775	6,315,206

Total	12,230,251	12,423,069

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of June 30, 2009, and December 31, 2008, and (ii) the statements of income and cash flows for the six—month periods ended June 30, 2009, and 2008, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of June 30, 2008, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2009):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

	Common	841,682,603
Nuevo Banco Bisel S.A.	Preferred	66,604,774	99.627%	99.598%	99.997%	99.997%

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)       Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 739).

(b)       Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

In addition, the Bank consolidated its balance sheets and statements of income and cash flows as of June 30, 2008, with Red Innova Administradora de Fondos de Inversión S.A.

As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the shareholders’ meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of the foreign subsidiaries were adapted to BCRA rules.  Also, as they are originally stated in US dollars and Uruguayan pesos, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the six-month period ended the June 30, 2009, and  the year ended December 31, 2008.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the six-month periods ended June 30, 2009, and 2008, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of period and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of June 30, 2009, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	226,979	861,432

Liabilities	189,759	720,176

Shareholders’ equity	37,220	141,256

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of June 30, 2009:

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	20,599,115	4,134,028	1,635,028	861,432	85,877	2,106,134	25,209,346

Liabilities	17,679,898	2,683,955	1,463,411	720,176	51,567	308,878	22,290,129

Shareholders’ equity	2,919,217	1,450,073	171,617	141,256	34,310	1,797,256	2,919,217

Income (loss)	319,195	60,700	18,456	41,284	7,625	128,065	319,195

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of June 30, 2009, such securities total 51,906, while as of June 30, 2008, the Bank did not record securities under this condition.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of June 30, 2009, and December 31, 2008, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 24,921 and 24,235, respectively.

b)	Other receivables

As of June 30, 2009, and December 31, 2008, this includes other receivables in the amount of 1,901 and 789, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of December 31, 2008, Nuevo Banco Bisel S.A. continues to keep as security Book-entry mortgage bills and Guaranteed loans for 151,232, assigned to BCRA of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 141,354. As mentioned in note 19 to the stand-alone financial statements, during February 2009, Nuevo Banco Bisel S.A. decided to prepay the amount owed under such loan, by delivering the guaranteed loans.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

a.2)
As of June 30, 2009, and December 31, 2008, Central Bank listed notes (NOBAC) for a book value of 10,238 and 12,498, were delivered to BCRA to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 7,092 and 7,882 respectively.

a.3)
As of June 30, 2009, and December 31, 2008, Central Bank listed notes (NOBAC) were recorded in accounts for 77,037 and 92,243 (face value of 76,094 and 87,230), used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

b)	Other receivables from financial intermediation

As of June 30, 2009, and December 31, 2008, it continued to keep as security 42,971 and 43,435, related to the amounts of the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones.

c)	Other receivables

c.1)	As of June 30, 2009, and December 31, 2008, this includes guarantee funds of credit card managers in the amount of 5,045 and 4,170, respectively.

c.1)	As of June 30, 2009, and December 31, 2008, this includes other receivables in the amount of 108 and 115, respectively.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Government securities

As of December 31, 2008, the investment in Mercado de Valores de Buenos Aires S.A. includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250, which as of December 31, 2008, were secured on such market.

b)	Other receivables from financial intermediation

As of June 30, 2009, and December 31, 2008, this includes 1,418 and 1,141, respectively.

c)	Interests in other companies

c.1)
As of June 30, 2009, and December 31, 2008, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,223, and 2,235, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

c.2)	As of June 30, 2009, and as of December 31, 2008, this includes other investments in other companies in the amount of 1,453.

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of June 30, 2009, and December 31, 2008, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 5,035 and 3,986, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007.  Such contribution may be fully or partially reimbursed after two years as from the contribution date.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of June 30, 2009, and December 31, 2008:

	06/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,930,585	15.79	2,257,747	18.17

50 next largest customers	1,823,078	14.91	1,587,015	12.77

100 next largest customers	958,224	7.83	895,668	7.21

Other customers	7,518,364	61.47	7,682,639	61.85

Total	12,230,251	100.00	12,423,069	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of June 30, 2009:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Non-financial government sector	213,895	267,533	481,428

Financial sector	63,690	7,707	71,397

Non-financial private sector and foreign residents	7,539,120	4,138,306	11,677,426

Total	7,816,705	4,413,546	12,230,251

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of June 30, 2009, and December 31, 2008:

	06/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,463,196	19.53	3,511,064	22.18

50 next largest customers	2,106,527	11.88	1,763,591	11.14

100 next largest customers	1,165,302	6.57	877,262	5.54

Other customers	10,999,882	62.02	9,676,440	61.14

Total	17,734,907	100.00	15,828,357	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of June 30, 2009:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	17,656,949	77,958	17,734,907

Other liabilities from financial intermediation

Central Bank of Argentina	2,168	534	2,702

Banks and International Institutions	20,994	189,760	210,754

Non-subordinated corporate Bonds	15,897	633,618	649,515

Financing received from Argentine financial institutions	3,436	43,830	47,266

Other	645,654	79,050	724,704
	688,149	946,792	1,634,941
Subordinated corporate bonds	2,781	569,735	572,516
Total	18,347,879	1,594,485	19,942,364

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2009:

	Balances at
	beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27			11	16

For loans	438,348	54,605	68,097	1,627	423,229

For other receivables from financial intermediation	228,588	2,019	796	21	229,790

For assets subject to financial lease	5,391	71	2	1,124	4,336

For investments in other companies	247	175			422

For other receivables	15,838	989	2,164	587	14,076

Total	688,439	57,859	71,059	3,370	671,869

Provisions

For contingent commitments	1,523			509	1,014

For negative goodwill	483				483

For other contingencies	62,765	25,716	4,376	2,064	82,041

Difference from court deposits dollarization	18,233	1,757			19,990

Total	83,004	27,473	4,376	2,573	103,528

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of June 30, 2009, and December 31, 2008:

	06/30/2009						12/31/2008
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Euro	Other	Total

Assets

Cash	1,825,875	1,786,601	554	482	37,875	363	1,289,351

Government and private securities	727,363	727,363					510,061

Loans	2,489,462	2,489,086			376		2,128,481

Other receivables from financial intermediation	906,570	898,038			8,532		413,169

Assets under financial lease	76,294	76,294					69,188

Interests in other companies	141,806	141,806					500

Other receivables	65,077	65,077					57,613

Items pending allocation	540	540					803

Total	6,232,987	6,184,805	554	482	46,783	363	4,469,166

Liabilities

Deposits	3,691,281	3,691,145			136		2,521,198

Other liabilities from financial intermediation	1,121,816	1,089,462	19	65	32,264	6	901,277

Other liabilities	8,270	8,270					8,360

Subordinated corporate bonds	571,130	571,130					519,879

Items pending allocation	1	1					3

Total	5,392,498	5,360,008	19	65	32,400	6	3,950,717

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

	06/30/2009						12/31/2008
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	845,871	829,071			16,800		579,621

Control	1,797,482	1,792,168	224	2	5,088		1,147,727

Derivatives	42,665	42,665					39,422

Credit-balance accounts
(except contra credit-balance accounts)

Contingent	475,550	452,498			23,052		148,526

Derivatives	20,887	20,887

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of June 30, 2009, and December 31, 2008, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	06/30/2009	12/31/2008

Futures / Foreign currency	3,378,256	3,184,624

Futures / Government securities	1,211,925	629,543

Forwards / Foreign currency	364,619	250,141

Options / Boden coupons	94,761	99,826

Swap / Other	83,665	39,422

Options / Other	20,887

Forwards / Government securities	3,911

Options / Private securities		24,349

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

In addition, positions of transactions effective as of June 30, 2009, and December 31, 2008, are as follows:

Transaction	06/30/2009	12/31/2008

Net liability position of repurchase agreements	(1,211,841)	(629,543)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	1,686,502	1,004,789

Position of put options sold on Boden 2012 and 2013 coupons	94,761	99,826

Interest rate swap	83,665	39,422

Position of call options sold (other)	20,887

Net position of forward government securities transactions offset	3,911

Position of put options purchased of private securities		24,349

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of June 30, 2009, and 2008, Banco del Tucumán S.A. estimated income tax in the amount of 17,600 and 12,200, respectively; hence, no minimum presumed income tax should be assessed.  In addition, as of June 30, 2009, it capitalized income tax prepayments in the amount of 7,511 for fiscal 2008.

Also, as of June 30, 2009, Nuevo Banco Bisel S.A. estimated income tax in the amount of 169,500, and that no minimum presumed income tax should be assessed, while, as of June 30, 2008, it did not accrue income tax because as of such date it carried NOLs. In addition, as of June 30, 2009, it capitalized income tax prepayments in the amount of 1,957 for fiscal 2009.

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

		06/30/2009	12/31/2008
11.1)	Loans – Other

	Other loans	1,269,393	1,224,555
	Export financing and prefinancing	1,250,131	844,629
	Government securities		2,583
	Documentary credits		160
		2,519,524	2,071,927

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		06/30/2009	12/31/2008
11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	334,809	337,809
	Debt securities in financial trusts	250,582	227,147
	Other	16,120	32,363
		601,511	597,319

11.3)	Other receivables – Other

	Sundry receivables	104,947	89,848
	Tax prepayments	64,394	57,140
	Security deposits	35,385	28,797
	Advance payments	23,101	14,436
	Other	8,747	5,779
		236,574	196,000

11.4)	Deposits - Other

	Balances of accounts without movements	301,941	203,607
	Unemployment fund for workers of the construction industry	67,342	60,163
	Attachments	23,287	15,885
	Special deposits related to inflows of foreign funds	4,696	4,029
	Security deposits	3,465	3,741
	Orders payable	308	478
	Other	30,251	33,117
		431,290	321,020

11.5)	Other liabilities from financial intermediation – Other

	Other payment orders pending settlement	219,739	143,340
	Collections and other transactions on account and behalf of others	89,712	61,583
	Other withholdings and additional withholdings	87,107	83,064
	Amounts payable as financing	84,952	76,230
	SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A. (see note 7.4. to the stand-alone financial statements)	71,653	71,653
	Retirement pension payment orders pending settlement	54,057	29,426
	Miscellaneous not subject to minimum cash requirements	52,124	124,832
	Miscellaneous subject to minimum cash requirements	31,165	11,033
	Miscellaneous	34,175	24,820
		724,684	625,981

 Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		06/30/2009	12/31/2008
11.6)	Other liabilities - Other

	Taxes payable	448,161	319,533
	Miscellaneous payables	59,958	68,116
	Salaries and payroll taxes payable	23,554	30,750
	Withholdings on salaries	16,187	12,280
	Prepayment for the sale of assets	9,095	9,272
	Other	2,035	2,075
		558,990	442,026

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody	3,433,785	3,198,991
	Managed portfolios	417,434	420,424
	Checks not yet collected	428,456	479,286
	Checks and securities to be debited	287,261	202,336
	Checks and securities to be collected	104,153	100,374
		4,671,089	4,401,411

		06/30/2009	06/30/2008
11.8)	Financial income – Net income from government and private securities

	Income from government securities	440,269	250,210
	Income from participation in financial trusts	19,539	40,084
	Other	66,048	5,735
		525,856	296,029

11.9)	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	49,243	11,129
	Interest on loans for export prefinancing and financing	40,018	28,023
	Income from assets subject to financial lease	32,212	34,337
	Other	74,191	1,610
		195,664	75,099

11.10)	Financial expense – Other

	Turnover tax	69,233	38,891
	Valuation allowance of loans to the government sector – Communiqué “A” 3,911	3,923	28,631
	Premiums on repurchase agreements with the financial sector	14	1,927
	Other	169	3,564
		73,339	73,013

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		06/30/2009	06/30/2008
11.11)	Service-charge income – Other

	Debit and credit card income	79,953	72,046
	Rental of safe deposit boxes	9,301	7,504
	Service commissions-UTE (see note 2.5. to the stand-alone financial statements)	6,975	6,697
	Other	38,409	17,416
		134,638	103,663

11.12)	Service-charge expense - Other

	Debit and credit card expense	30,397	26,185
	Turnover tax	21,747	14,708
	Commissions on loan placements	3,922	5,078
	Other	24,166	9,685
		80,232	55,656

11.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	29,154	22,221
	Electric power and communications	22,234	18,665
	Security services	21,998	19,737
	Leases	16,492	10,058
	Stationery and office supplies	5,421	8,124
	Insurance	3,441	2,972
		98,740	81,777

11.14)	Other income – Other

	Other adjustments and interest on other receivables	5,610	2,029
	Gain on transactions or sale of bank premises and equipment, and other assets	4,080	7,690
	Credit cards	638	522
	Leases	289	249
	Certifications	8	666
	Other	14,196	20,944
		24,821	32,100

11.15)	Other expense – Other

	Donations	1,764	1,559
	Turnover tax	1,244	2,562
	Other	12,859	16,327
		15,867	20,448

12.	PORTFOLIO MANAGEMENT

In addition to the disclosures in note 12 to the Bank’s stand alone financial statements, as of June 30, 2009, and December 31, 2008, Banco del Tucumán S.A. manages:

12.1.	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 10,287 and 9,627, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

12.2.	The trust agreement Fideicomiso Financiero BATUC I for a total of 18,268 and 18,455, respectively.

13.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

13.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 174,930 and 175,120) recorded in their financial statements as of June 30, 2009, and December 31, 2008, respectively:

Financial trust	06/30/2009	12/31/2008

Certificates of participation:

TST & AF (a)	43,257	33,148

Other	7,097	7,981
Total certificates of participation	50,354	41,129

(a)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 46,67% of certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 199,549.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. since May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of June 30, 2009, and December 31, 2008, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust.

As of June 30, 2009, and December 31, 2008, the amounts receivable recorded were fully provisioned, since they were deemed unrecoverable.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

13.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of June 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 190.

13.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4) to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of June 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 213,673 and 205,436, respectively.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in US dollars at 7% - Maturity: 2015	482,151	294,229	49,590
Federal government bonds in pesos at BADLAR Private – Maturity: 2014	178,585	239,405
Federal government bonds in pesos – Maturity: 2014	147,356	102,087	3,582
Discount bonds denominated in pesos - Maturity: 2033	70,670	63,794	22,201
Consolidation bonds of social security payables in pesos – Third Series at 2%	33,870	33,788	76,400
Secured bonds under Presidential Decree No. 1,579/02	25,035	27,383	23,769
Consolidation bonds of social security payables in pesos – Fourth Series	23,881	21,160	7,447
Federal government bonds in US dollars at LIBOR - Maturity: 2012	17,976	17,976	235,546
Consolidation bonds in pesos – Sixth series	3,357	4,122	4,122
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,741	1,711	1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2013	495	495	564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	453	453	382
Federal government bonds in US dollars at 7% - Maturity: 2017			23,252
Subtotal holdings in investment accounts		806,603	448,305

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	497,546	497,546	209,277
Federal government bonds in US dollars at LIBOR - Maturity: 2012	64,869	64,869	96,415
Secured bonds under Presidential Decree No. 1,579/02	57,686	57,686	652
Argentine Government bonds in US dollars at 7% - Maturity: 2015	56,206	56,206	9,627
Federal government bonds in pesos – Maturity: 2014	23,137	23,137
Discount bonds denominated in US dollars - Maturity: 2033 (governed by New York State legislation)	9,910	9,910	9,975
Argentine Government bonds in Argentine pesos at private Badlar + 2,75 - Maturity: 2014	8,846	8,846
Argentine Government bond. Maturity: 2012 - Coupon 15	1,070	1,070
Consolidation bonds in pesos – Fourth series at 2%	409	409	1,523
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	408	408	255
Consolidation bonds of social security payables in pesos – Fourth Series	230	230	1,324
Consolidation bonds of social security payables in pesos – Third series at 2%	98	98	2,280
Federal government bonds in US dollars at LIBOR - Maturity: 2013	50	50	2,304
Argentine Government bonds in US dollars at 7% - Maturity: 2011	3	3	1,565
Consolidation bonds in pesos – Second series at 2%			6,944
Argentine Government bonds in US dollars at 7% - Maturity: 2017			1,633
Other	644	644	693
Subtotal local holdings for trading or financial intermediation		721,112	344,467

- Foreign
Treasury Bill - Maturity: 07-02-09	204,941	204,941
Subtotal foreign holdings for trading or financial intermediation		204,941

Subtotal holdings for trading or financial intermediation		926,053	344,467

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 2,75 (Bonar XIV) – Maturity: 2014		51,713
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013		48,042	51,864
Federal government bonds in pesos at variable rate - Maturity: 2013		8,767	10,385
Consolidation bonds in pesos – Second series at 2%		5,981
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		4,553	5,419
Province of Tucumán bonds - First series in pesos - Maturity: 2018		2,145	2,290
Subtotal unlisted government securities		121,201	69,958

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 07/01/09	51,906	51,906
Subtotal Central Bank of Argentina Internal Bills –listed - Own portfolio		51,906

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		648,382	425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions		648,382	425,963

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 08-12-09		295,157
Central Bank of Argentina Internal bills in pesos – Maturity: 09-09-09		194,745
Central Bank of Argentina Internal bills in pesos – Maturity: 11-11-09		94,902
Central Bank of Argentina Internal bills in pesos – Maturity: 07-29-09		990
Central Bank of Argentina Internal bills in pesos – Maturity: 08-26-09		29
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		585,823

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-01-09	234,298	234,298
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	54,400	54,400	53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	35,199	35,199	34,540
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,828	7,828	7,823
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,475	3,475	3,442
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			333,742
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			166,538
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			162,736
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		335,200	772,496

Subotal instruments issued by the Central Bank of Argentina		1,621,311	1,198,459

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2009		12/31/2008

Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,621,311	1,198,459

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09-23-09		28,067
Subtotal Central Bank of Argentina Notes – Under repo transactions		28,067

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 09-30-09		810,030
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 09-12-09		611,332
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 08-05-09		571,216
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 11-11-09		492,985
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 10-14-09		455,220
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-15-09		214,616	212,251
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		205,565	214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-22-09		200,406
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-13-09		102,379	156,981
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-29-09		51,191	157,657
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-25-09			425,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09			312,962
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-11-09			151,060
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-18-09			101,374
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 06-24-09			81,002
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		3,714,940	2,640,452
Total Instruments issued by the Central Bank of Argentina		5,364,318	3,838,911
Total Government securities		7,218,175	4,701,641

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds- Telefónica	34,167	34,167	25,702
Corporate Bonds - Panamerican Energy	33,574	33,574	29,279
Mutual Fund - Pionero FF	10,452	10,452	3,127
Mutual Funds - Pionero Pesos	4,721	4,721	2,460
Mutual Funds - Pionero Renta Ahorro	3,632	3,632
Credit Suisse M.M. Fund	773	773	702
Mutual Funds - Pionero Renta Dólares	770	770	554
Mutual Funds - Pionero American	302	302
Mutual Funds - Pionero Latam	284	284	880
Corporate Bonds - YPF			6,487
Geometric fund			5,954
Corporate Bonds - Pesaar			2,161
Shares - Solvay Indupa			378
Others			1
Total Investments in listed private securities		88,675	77,685
Total government and private securities (1)		7,306,850	4,779,326

(1)  As of June 30, 2009, and December 31, 2008, the Bank booked allowances for impairment in value amounting to 16 and 27, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 28, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director